UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Koninklijke Philips NV

(Name of Issuer)

Ordinary shares, par value €0.20 per share

(Title of Class of Securities)

None

(CUSIP Number)

Jeff Hendrickson, Esq.

Allen Overy Shearman Sterling LLP

One Bishops Square

London E1 6AD

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giovanni Agnelli B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 145,567,520
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 145,567,520
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,567,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

CUSIP No. 000000000

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 145,567,520
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 145,567,520
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,567,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

This Amendment No. 1 (the “Amendment No. 1”) relates to the Schedule 13D filed on August 23, 2023 (the “Original Schedule 13D”) by (1) Giovanni Agnelli B.V. (“G.A.”) and (2) Exor N.V. (“Exor”) (each a “Reporting Person”, and collectively referred to herein as the “Reporting Persons”) with respect to the ordinary shares (the “Shares”) of Koninklijke Philips NV (“Philips” or the “Issuer”).

Item 2. Identity and Background.

The information set forth in Schedule A of Item 2 (c) of the Original Schedule 13D is hereby amended to the information set forth in Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons acquired an additional 6,270,017 Shares for an aggregate purchase price (subject to adjustment) of approximately €156 million. The Reporting Persons own a total of 145,567,520 Shares having spent to date approximately €2.8 billion in relation to the acquisition of the Shares. All Shares purchased by the Reporting Persons were purchased using investment capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented with the following information:

(a)	Rows (11) and (13) of the cover pages to this Amendment No. 1 are incorporated by reference herein.

(b)	Rows (7) through (10) of the cover pages to this Amendment No.1 are hereby incorporated by reference.

(c)

The information set forth in Items 3 of this Amendment No. 1 is incorporated by reference herein. The transactions in the class of securities reported on this Amendment that were effected during the past 60 days by or on behalf of the Reporting Persons are set forth in Schedule B. Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days.

(d)

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities indicated in this Item 5.

(e)	Not Applicable

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (filed herewith)

CUSIP No. 000000000

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2024	Giovanni Agnelli B.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

Exor N.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

SCHEDULE A

Giovanni Agnelli B.V. (“G.A.”)

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with G.A.	Principal Employment, Employer and Business Address	Citizenship

Jeroen Preller Chairman and Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Andrea Agnelli Board Member

Executive Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy.

Vice-Chairman European Super League Company, S.L., c/ José Ortega y Gasset, 29, 5th floor, 28006 Madrid, Spain;

Statutory Director Preun BV, Prinsengracht 757, 1017 JZ Amsterdam, the Netherlands.

Italian citizen

John Brouwer Board Member	Of Counsel at Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands; Judge at the Tax Chamber of the Court of North Holland, the Netherlands.	Dutch citizen

Niccolò Camerana Board Member	Principal at Stellantis Ventures B.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands. Board member Scorpio Tankers, Inc. 99, Boulevard du Jardin Exotique, MC 98000, Monaco.	Italian citizen

Benedetto Della Chiesa Board Member	Private entrepreneur; Board Member and Vice-President of investment vehicle Argo 3, promoted by Ulixes Capital Partners S.r.l., Via di Torre Argentina 21, 00186 Roma, Italy.	Italian citizen

Luca Ferrero de Gubernatis Ventigmiglia Board Member	Self-employed.	Italian citizen

Alexandre von Furstenberg Board Member	Chief Investment Officer of Ranger Global Advisors, LLC, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US citizen

Filippo Scognamiglio Board Member	Managing Director & Partner Boston Consulting Group, 10 Hudson Yards, New York, NY 1000, USA. Board member of The Boston Consulting Group, Inc., Boston, USA	US citizen

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with Exor	Principal Employment, Employer and Business Address	Citizenship
John Elkann Chief Executive Officer

Chairman Stellantis N.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands;

Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Ernesto Lugaro 15, 10126 Turin, Italy;

Chairman Fondazione Giovanni Agnelli;

Member of the Board of Directors Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Institut Mérieux, 17, rue Bourgelat, 69002 Lyon, France.

Italian citizen

Nitin Nohria Chairman and Senior Non-Executive Director

Distinguished Service University Professor at Harvard Business School, Boston, MA 02163, USA;

Chairman Thrive Capital, NYC, New York, USA;

Director Anheuser-Busch InBev, Grand Place 1, 1000 Brussels, Belgium;

Member Board of Trustees Bridgespan Group, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA;

Chairman Rakuten Medical, 11080 Roselle Street, San Diego, CA 92121, USA;

Director Massachusetts General Brigham, Boston, USA.

US citizen

Melissa Bethell Non-Executive Director

Senior Advisor Atairos, 17 Duke of York Street, London SW1Y 6LB, UK;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK;

Non-Executive Director Diageo Plc, 16 Great Marlborough Street London W1F 7HS, UK;

Chair Ocean Outdoor, an Atairos investee company, 25 Argyll Street, London W1F 7TU, UK.

British citizen

Marc Bolland Non-Executive Director

Senior Adviser Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director, The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Vice-President Unicef UK, 1 Westfield Avenue, London E20 1HZ, UK;

Deputy Chairman of the Trustee Board of the Royal Collection Trust, York House, St. James’s Palace, London, England, SW1A 1BQ, UK;

Chairman of the Royal Collection Enterprises, York House, St. James’s Palace, London, SW1A 1BQ, UK.

Dutch citizen

Tiberto Brandolini d’Adda Non-Executive Director	Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.	Italian citizen

Laurence Debroux Non-Executive Director

Member of the Board of Directors Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark;

Non-Executive Director Kite Insights, The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK;

Member of the Supervisory Board of Randstad N.V., Diemermere 25, 1112 TC Diemen, the Netherlands.

French citizen

Sandra Dembeck Non-Executive Director	Chief Financial Officer of Zalando SE, Valeska-Gert-Straße 5, 10243 Berlin, Germany.	German citizen

Axel Dumas Non-Executive Director	Chief Executive Officer Hermès International, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen

Ginevra Elkann Non-Executive Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier, 261, Boulevard Raspail—75014 Paris, France;

Member of the Board of Trustees American Academy in Rome, Via Angelo Masina 5, 00153 Rome, Italy;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China;

Director Christian Louboutin SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France.

Italian citizen

Alessandro Nasi Non-Executive Director

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Chairman Iveco Defence Vehicles S.p.A., Via Alessandro Volta, 6-39100 Bolzano, Italy;

Chairman Astra Veicoli Industriali S.p.A., Via Caorsana 79, 29122 Piacenza, Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Director Iveco Group N.V., Via Puglia n. 35, Turin, Italy;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Board member Istituto Italiano di Tecnologia, via Morego 30, 16163 Genoa, Italy;

Member of the Strategic Advisory Board of 3 Boomerang Capital, 382 Greenwich Avenue - Suite One, Greenwich, CT 06830, USA;

Director GVS S.p.A., Via Roma, 50, 40069 Zona Industriale BO, Italy.

Italian citizen

SCHEDULE B

Transactions by Reporting Persons in the shares of the Issuer During the Past 60 Days

Date	Buy/Sell	Number of Shares	Purchase Price
30-Apr-24	BUY	168,417	€25.1221
2-May-24	BUY	885,389	€24.9992
3-May-24	BUY	672,772	€25.0272
6-May-24	BUY	419,530	€24.8842
7-May-24	BUY	597,293	€24.8442
8-May-24	BUY	573,706	€24.3727
9-May-24	BUY	710,983	€24.4187
10-May-24	BUY	700,000	€24.8590
13-May-24	BUY	542,155	€25.2094
14-May-24	BUY	746,713	€25.0707
15-May-24	BUY	239,238	€25.1404
16-May-24	BUY	13,821	€25.2407